Exhibit 8.1

Company Subsidiaries

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year ended June 30, 2012, which included the following:

Name of Entity	Country of Incorporation	Ownership %

Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Novogen Inc	U.S.A.	100
Glycotex, Inc.	U.S.A.	99.7
MEI Pharma, Inc.	U.S.A.	63.5